UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Patriot National Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, par value $2.00
                          -----------------------------
                         (Title of Class of Securities)

                                   70336F 10 4
                                   -----------
                                 (CUSIP Number)

                                 Paul G. Hughes
                             Cummings & Lockwood LLC
                               Four Stamford Plaza
                                 107 Elm Street
                           Stamford, Connecticut 06902
                                 (203) 351-4207
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 20, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]





                                                               Page 1 of 5 pages


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--------------                                                 -----------------
CUSIP No.                                                      Page 2 of 5 Pages
  70336F 10 4
--------------                                                 -----------------




------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Angelo De Caro

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                   (a)  |_|
                                                                  (b)  [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             PF

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)      |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   625,000
       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   625,000
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             625,000

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                   |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             26.0

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------




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                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $2.00 ("Bancorp Common Stock"), of Patriot National Bancorp, Inc. ("Bancorp"). The address of the principal executive offices of Bancorp is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2. Identity and Background

     (a) The name of the person filing this Schedule 13D is Angelo De Caro.

     (b) Mr. De Caro's business address is 900 Bedford Street, Stamford, Connecticut 06901.

     (c) Mr. De Caro is a private investor whose business address is 900 Bedford Street, Stamford, Connecticut 06901.

     (d) During the last five years, Mr. De Caro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. De Caro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. De Caro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On December 1, 1999, the reorganization (the "Reorganization") of Patriot National Bank (the "Bank") into a one-bank holding company structure became effective. On that date, each share of Common Stock, par value $2.00, of the Bank was converted into one share of Bancorp Common Stock. Upon consummation of the Reorganization, Mr. De Caro became the owner of 281,421 shares of Bancorp Common Stock. Furthermore, Mr. De Caro purchased 150,579 shares of Bancorp Common Stock in open market transactions using personal funds aggregating $1,653,205.50 to purchase such shares. The remaining 193,000 shares of Bancorp Common Stock owned by Mr. De Caro were purchased on June 30, 2000 in a private placement from Bancorp. Mr. De Caro used personal funds aggregating $1,745,041.67 to purchase such shares.

                                                               Page 4 of 5 Pages



Item 4. Purpose of Transaction

     Mr. De Caro purchased his shares of Bancorp Common Stock for investment purposes. Mr. De Caro does not have any plans or proposals with respect to Bancorp which would result in any of the events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Mr. De Caro beneficially owns an aggregate of 625,000 shares of Bancorp Common Stock (representing 26.0% of such stock outstanding).

     (b) Mr. De Caro has sole voting and sole dispositive power with respect to all 595,721 of such shares.

     (c) The following table summarizes Mr. De Caro's transactions in Bancorp Common Stock within 60 days prior to the date of this Amendment No. 3. The transactions reported below were open market purchases by Mr. De Caro.

        Date             Number of Shares           Price per Share

        3-4-2002             2,000                     $8.22
        4-1-2002             1,200                      8.10
        5-20-2002            8,800                      8.40

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. De Caro and any person with respect to any securities of Bancorp.


Item 7. Material to Be Filed as Exhibits.

     None.



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                                                               Page 5 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2000



                                                          /s/ ANGELO DE CARO
                                                       -------------------------
                                                       Name:  Angelo De Caro